

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 7, 2014

Via E-mail
Thomas Bold
President and Chief Executive Officer
RenovaCare, Inc.
430 Park Avenue, Suite 702
New York New York 10022

> **Re:** **RenovaCare, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 20, 2014**
> **File No. 333-198600**

Dear Mr. Bold:

We have reviewed your amended registration statement and letter dated October 20, 2014, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 5

Description of Business, page 5

1.   Please provide us with a copy of the publication "Sprayed Cultured Epithelial Autografts for Deep Dermal Burns of the Face and Neck" that you reference on page 6.

Risk Factors, page 9

We have entered into a registration rights agreement…, page 21

2. We note your revised disclosure that the registration statement of which this prospectus is a part was timely filed and no additional shares must be issued to Kalen Capital Corporation at this time. However, it appears that the registration statement was not filed within the time provided in the registration rights agreement with Kalen Capital Corporation, dated November 29, 2013. Please file any amendments to such agreement, or tell us why you do not believe that such filing is required. Refer to Item 601(b)(10) of Regulation S-K.

Exhibit 5.1

3. We note your response to comment 16 in our letter dated October 2, 2014 that you believe counsel's assumption as to "the due authority of the parties signing such documents" is appropriate. However, it is not apparent from the text of the opinion whether counsel is assuming that the registrant has taken all corporate actions necessary to authorize the issuance of the securities. As a result, we reissue prior comment 16.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal Mukerjee at (202) 551-3340 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Elishama Rudolph
        Sierchio & Company, LLP